EXHIBIT A

Option to Acquire Additional Assets from Bayswater

If and when we consummate the Bayswater Acquisition, we are required to pay $10.0 million for an option to purchase additional assets from Bayswater (the "Additional Bayswater Assets") for an additional $190.0 million, for a total purchase price for the Additional Bayswater Assets of $200.0 million. The option may be exercised at any time until March 31, 2017. If we do not exercise our option to acquire the Additional Bayswater Assets, Bayswater will have the right until April 30, 2017 to elect to sell those assets to us for an additional $120.0 million, for a total purchase price for the Additional Bayswater Assets of $130.0 million. The Additional Bayswater Assets include working interests in approximately 9,100 net acres primarily in the Wattenberg Field.

Convertible Preferred Securities

We have agreed to issue to affiliates of Apollo Capital Management ("Apollo") $75.0 million in convertible preferred securities (the "Series A Preferred Units") to fund a portion of the purchase price for the Bayswater Acquisition. The Series A Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears. We will use $90.0 million of the net proceeds of this offering to redeem the Series A Preferred Units in full, which includes a premium of $15.0 million.

In addition, we have agreed to issue to, among others, investment funds affiliated with OZ Management LP and Yorktown Partners LLC ("Yorktown") $185.3 million in convertible preferred securities (the "Series B Preferred Units") to fund a portion of the purchase price for the Bayswater Acquisition. The Series B Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears, and we have the ability to pay up to 50% of the quarterly dividend in kind. We do not intend to make any payments in kind on the Series B Preferred Units from the date of issuance of the Series B Preferred Units, which is expected to be October 3, 2016, through the consummation of this offering. The Series B Preferred Units will be converted in connection with the closing of this offering into shares of our Series A Convertible Preferred Stock (the "Series A Preferred Stock") that are entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% per year (decreased proportionately to the extent such quarterly dividends are paid in cash). Beginning on or after the later of (a) 90 days after the closing of this offering and (b) the earlier of 120 days after the closing of this offering and the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering (the "Lock-Up Period End Date"), the Series A Preferred Stock will be convertible into shares of our common stock at the election of the holders of the Series A Preferred Stock (the "Series A Preferred Holders") at a conversion ratio per share of Series A Preferred Stock of 71.3012. Beginning on or after the Lock-Up Period End Date until the three year anniversary of the closing of this offering, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at or above a certain premium to our initial offering price, such premium to decrease with time. In certain situations, including a change of control, the Series A Preferred Stock may be redeemed for cash in an amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock. The Series A Preferred Stock mature on October 15, 2021, at which time they are mandatorily redeemable for cash at the liquidation preference. See "Description of Capital Stock—Preferred Stock—Series A Preferred Stock."

We refer to the 2016 Notes Offering, the 2016 Equity Offering and the issuance of the Series A Preferred Units and Series B Preferred Units as the "Financing Transactions."

We do not intend to pay dividends on our common stock, and our debt arrangements and the Series A Preferred Stock place certain restrictions on our ability to do so. Consequently, it is possible that your only opportunity to achieve a return on your investment will be if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our debt arrangements and the Series A Preferred Stock will restrict our ability to pay cash dividends. Consequently, it is possible that your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have 141,793,564 outstanding shares of common stock. This number excludes 5,000,000 shares that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market, and 13,210,692 shares of common stock issuable upon conversion in full of our Series A Preferred Stock (or 21,647,262 shares of our common stock if we elect to pay all dividends in kind with respect to the Series A Preferred Stock from the date of issuance through the maturity date at October 15, 2021). Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, Yorktown's funds will collectively own 51,396,969 shares of our common stock and 5,000 shares of our Series A Preferred Stock, which are convertible into 356,506 shares of our common stock, or approximately 33% of our total outstanding shares on a fully converted basis, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. Yorktown's funds and certain of our other existing stockholders, including the Series A Preferred Holders, will be party to registration rights agreements with us which will require us to effect the registration of their shares (and shares of certain of their affiliates) in certain circumstances no earlier than the Lock-Up Period End Date. Please see "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transaction—Existing Owners Registration Rights Agreement" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transaction—Series A Preferred Registration Rights Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 20,200,000 shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

July 15, 2018, we may redeem some or all of our 2021 Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium. If we experience certain kinds of changes of control, holders of our 2021 Notes may have the right to require us to repurchase their notes at 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of purchase.

Our 2021 Notes are our senior unsecured obligations and rank equally in right of payment with all of our other senior indebtedness and senior to any of our subordinated indebtedness. Our 2021 Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of our current and future restricted subsidiaries (other than Extraction Finance Corp., the co-issuer of our 2021 Notes) that guarantees our indebtedness under a credit facility. The notes are effectively subordinated to all of our secured indebtedness (including all borrowings and other obligations under our revolving credit facility) to the extent of the value of the collateral securing such indebtedness, and structurally subordinated in right of payment to all existing and future indebtedness and other liabilities (including trade payables) of any future subsidiaries that do not guarantee the notes.

Convertible Preferred Securities

We have agreed to issue to affiliates of Apollo $75.0 million in Series A Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. The Series A Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears. We will use $90.0 million of the net proceeds of this offering to redeem the Series A Preferred Units in full, which includes a premium of $15.0 million.

In addition, we have agreed to issue to, among others, investment funds affiliated with OZ Management LP and Yorktown $185.3 million in Series B Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. The Series B Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears, and we have the ability to pay up to 50% of the quarterly dividend in kind. We do not intend to make any payments in kind on the Series B Preferred Units from the date of issuance of the Series B Preferred Units, which is expected to be October 3, 2016, through the consummation of this offering. The Series B Preferred Units will be converted in connection with the closing of this offering into shares of our Series A Preferred Stock that are entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% per year (decreased proportionately to the extent such quarterly dividends are paid in cash). Beginning on or after the later of a) 90 days after the closing of this offering and b) the Lock-Up Period End Date, the Series A Preferred Stock will be convertible into shares of our common stock at the election of the Series A Preferred Holders at a conversion ratio per share of Series A Preferred Stock of 71.3012. Beginning on or after the Lock-Up Period End Date until the three year anniversary of the closing of this offering, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at or above a certain premium to our initial offering price, such premium to decrease with time. In certain situations, including a change of control, the Series A Preferred Stock may be redeemed for cash in an amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock. The Series A Preferred Stock mature on October 15, 2021, at which time they are mandatorily redeemable for cash at the liquidation preference. See "Description of Capital Stock—Preferred Stock—Series A Preferred Stock."

Convertible Preferred Securities

We have agreed to issue to affiliates of Apollo $75.0 million in Series A Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. The Series A Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears. We will use $90.0 million of the net proceeds of this offering to redeem the Series A Preferred Units in full, which includes a premium of $15.0 million.

In addition, we have agreed to issue to, among others, investment funds affiliated with OZ Management LP and Yorktown $185.3 million in Series B Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. The Series B Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears, and we have the ability to pay up to 50% of the quarterly dividend in kind. We do not intend to make any payments in kind on the Series B Preferred Units from the date of issuance of the Series B Preferred Units, which is expected to be October 3, 2016, through the consummation of this offering. The Series B Preferred Units will be converted in connection with the closing of this offering into shares of our Series A Preferred Stock that are entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% per year (decreased proportionately to the extent such quarterly dividends are paid in cash). Beginning on or after the later of (a) 90 days after the closing of this offering and (b) the Lock-Up Period End Date, the Series A Preferred Stock will be convertible into shares of our common stock at the election of the Series A Preferred Holders at a conversion ratio per share of Series A Preferred Stock of 71.3012. Beginning on or after the Lock-Up Period End Date until the three year anniversary of the closing of this offering, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at or above a certain premium to our initial offering price, such premium to decrease with time. In certain situations, including a change of control, the Series A Preferred Stock may be redeemed for cash in an amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock. The Series A Preferred Stock mature on October 15, 2021, at which time they are mandatorily redeemable for cash at the liquidation preference. See "Description of Capital Stock—Preferred Stock—Series A Preferred Stock."

Amendment to Revolving Credit Facility

On September 14, 2016, we entered into an amendment to our revolving credit facility that, among other things, increased the borrowing base to $350 million. The amendment also provides that upon consummation of the Bayswater Acquisition, the borrowing base will automatically be increased to $450 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility."

Our Properties—Wattenberg Field

Our current operations are located in the Wattenberg Field where we target the oil and liquids-weighted Niobrara and Codell formations. As of June 30, 2016, our position in Wattenberg consisted of approximately 100,000 net acres. We either own or are shooting 3-D seismic surveys on our acreage prior to drilling, which helps to provide efficient and targeted horizontal drilling operations.

Our estimated proved reserves at December 31, 2015 were 158.6 MMBoe. As of June 30, 2016, we had a total of 941 gross producing wells, of which 294 were horizontal wells. The vertical wells we operate primarily serve to hold leases until we can drill more efficient horizontal wells on acreage we lease. Therefore, production from vertical wells does not represent a material amount of our current production and is anticipated to decline as a percentage of total production in the future as we drill

Existing Owners Ownership

The table below sets forth the percentage ownership of our current holders of equity interests in Holdings ("Existing Owners") prior to this offering and after the consummation of this offering.

| Existing Owners(1) | Percentage Ownership in Holdings Prior to this Offering(2) | Equity Interests Following this Offering | | | |
		Common Stock	Voting Power (%)	Adjusted Common Stock(3)	Adjusted Voting Power (%)(3)
Yorktown Co Investment Partners, LP	20.4%	20,963,997	14.8%	21,320,503	13.8%
Yorktown Energy Partners X, L.P.	17.7%	18,068,420	12.7%	18,068,420	11.7%
Yorktown Energy Partners IX, L.P.	8.0%	7,874,100	5.6%	7,874,100	5.1%
Yorktown Energy Partners XI, L.P.	4.1%	4,490,452	3.2%	4,490,452	2.9%
Bronco Investments (EQ), LLC(4)	10.7%	10,807,032	7.6%	17,937,156	11.6%
Neuberger Berman	8.0%	8,130,267	5.7%	8,130,267	5.2%
BlackRock Inc.	8.3%	8,478,601	6.0%	8,478,601	5.5%
Executive officers	2.5%	8,746,719	6.2%	8,746,719	5.6%
Other employees	0.7%	735,970	0.5%	735,970	0.5%
Other investors	19.5%	53,498,006	37.7%	59,222,068	38.2%
	100.0%	141,793,564	100%	155,004,256	100%

(1) The number of shares of common stock to be issued to our Existing Owners is based on an implied equity value of Holdings immediately prior to this offering, based on an initial public offering price of $16.50 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. The actual number of shares received by our Existing Owners will be determined after the closing of this offering based on the 10-day volume weighted average price of our common stock following the closing of this offering. Any increase or decrease (as applicable) of the assumed initial public offering price (or in the 10-day volume weighted average price of our common stock following the closing of this offering) will result in an increase or decrease in the number of shares of common stock to be received by the holders of Incentive Units in Holdings and a corresponding increase or decrease in the number of shares of common stock to be received by our other existing investors, but will not affect the aggregate numbers of shares of common stock held by our Existing Owners. Assuming that the 10-day volume weighted average price of our common stock following the closing of this offering is equal to the public offering price of $16.50 per share (the midpoint of the price range set forth on the cover of this prospectus), Incentive Unit holders will receive 6,053,264 million shares of our common stock. A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares to be received by the Incentive Unit holders by 982,708 (1,109,509) million shares.

(2) Does not include Incentive Units, Series A Preferred Units and the Series B Preferred Units.

(3) Adjusted to reflect the issuance of 13,210,692 shares of common stock that would be issuable if the holders exercised their option to convert all of their shares of Series A Preferred Stock immediately after the consummation of this offering. If we elected to pay all dividends in kind with respect to the Series A Preferred Stock from the date of issuance through the maturity date at October 15, 2021, we would be required to issue 21,647,262 shares of our common stock upon conversion of all the shares of Series A Preferred Stock.

(4) Bronco Investments (EQ), LLC is a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP, a Delaware limited partnership.

2021 Notes

Several of our equity holders are also owners of the 2021 Notes. Of the $550 million outstanding on the 2021 Notes, equity holders hold approximately $168.5 million.

Repurchase of Units

In May 2016, we repurchased 143,183 units from Keith Doss, our former Chief Accounting Officer, for $3.25 per unit for an aggregate purchase price of approximately $0.5 million. Mr. Doss retired from his role as our Chief Accounting Officer in May 2016.

Series B Preferred Units

We have agreed to issue to an aggregate of $185.3 million of the Series B Preferred Units to fund a portion of the purchase price for the Bayswater Acquisition. Investment funds affiliated with OZ Management LP and Yorktown, which each hold greater than 5% of our equity interests, have agreed to purchase $100.0 million and $5.0 million, respectively, of the Series B Preferred Units and other investors have agreed to purchase the remaining amount. The Series B Preferred Units are entitled to receive a cash dividend of 10% per year, payable quarterly in arrears, and we have the ability to pay up to 50% of the quarterly dividend in kind. We do not intend to make any payments in kind on the Series B Preferred Units from the date of issuance of the Series B Preferred Units, which is expected to be October 3, 2016, through the consummation of this offering. The Series B Preferred Units will be converted in connection with the closing of this offering into 185,280 shares of Series A Preferred Stock that are entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% (decreased proportionately to the extent such quarterly dividends are paid in cash).

Agreements entered into in connection with this offering

Existing Owners Registration Rights Agreement

In connection with the closing of this offering, we expect to enter into a registration rights agreement (the "Existing Owners Registration Rights Agreement") with Yorktown's funds and certain of our existing equity holders. The Existing Owners Registration Rights Agreement will provide for customary rights for these stockholders to demand that we file a resale shelf registration statement and certain piggyback rights in connection with the registration of securities. In addition, the agreement will grant these stockholders customary rights to participate in certain underwritten offerings of our common stock that we may conduct.

Demand Rights

Subject to certain limitations, the equity holders party to the Existing Owners Registration Rights Agreement will have the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of their shares of our common stock. We are required to provide notice of the request to certain other holders of our common stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, we will not be obligated to effect a demand registration (i) on or before the date that is twelve months after the closing of this offering, (ii) on or before 180 days after any other registered underwritten offering of our equity securities, or (iii) if we are not otherwise eligible at such time to file a registration statement on Form S-3 (or any applicable successor form).

Piggyback Rights

Subject to certain exceptions, if at any time we propose to register an offering of equity securities or conduct an underwritten offering, whether or not for our own account, then we must notify the equity holders party to the Existing Owners Registration Rights Agreement of such proposal to allow

EXHIBIT B

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including the information under the headings "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus. References to our estimated proved reserves as of June 30, 2016 and as of December 31, 2015 and 2014 are derived from our proved reserve reports prepared by Ryder Scott Company, L.P. ("Ryder Scott") for Extraction Oil & Gas Holdings, LLC.

Unless indicated otherwise or the context otherwise requires, references in this prospectus to "Extraction," the "Company," "us," "we," "our," or "ours" or like terms refer to Extraction Oil & Gas, Inc. following the completion of our corporate reorganization as described in "—Corporate Reorganization." When used in the historical context, "Extraction," the "Company," "us," "we," "our" and "ours" or like terms refer to Extraction Oil & Gas Holdings, LLC and its subsidiaries for periods after May 29, 2014 and to Extraction Oil & Gas, LLC and its subsidiaries prior to May 29, 2014. References in this prospectus to "Holdings" refer to Extraction Oil & Gas Holdings, LLC, our accounting predecessor, which before the completion of our corporate reorganization and this offering owned 100% of the equity interests of Extraction Oil & Gas, LLC. References in this prospectus to "XOG" refer to Extraction Oil & Gas, LLC. Unless indicated otherwise or the context otherwise requires, references to our net acreage, drilling locations, working interest, proved reserves and well count as of June 30, 2016 and our estimated average net daily production for the month ended July 31, 2016 in this prospectus are adjusted to give pro forma effect to the transactions described in "—Recent Developments—Bayswater Acquisition—Bayswater Assets." Unless indicated otherwise or the context otherwise requires, references to the ownership of our common stock following the completion of this offering are not adjusted to give effect to the conversion of the Series A Preferred Stock as described under "—Recent Developments—Convertible Preferred Securities."

Overview

We are an independent oil and gas company focused on the acquisition, development and production of oil, natural gas and natural gas liquid ("NGL") reserves in the Rocky Mountains, primarily in the Wattenberg Field of the Denver-Julesburg Basin (the "DJ Basin") of Colorado. The Wattenberg Field has been producing since the 1970s and is a premier North American oil and natural gas basin characterized by high recoveries relative to drilling and completion costs, high initial production rates, long reserve life and multiple stacked producing horizons. We have assembled, as of June 30, 2016, approximately 100,000 net acres of large, contiguous acreage blocks in some of the most productive areas of the Wattenberg Field as indicated by the results of our horizontal drilling program and the results of offset operators. These properties have extensive production histories, high drilling success rates, and significant horizontal development potential. We believe our acreage in the Wattenberg Field has been significantly delineated by our own drilling success and by the success of offset operators, providing confidence that our inventory is relatively low-risk, repeatable and will continue to generate economic returns. We are primarily focused on growing our proved reserves and production primarily through the development of our large inventory of identified liquids-rich horizontal drilling locations in the Wattenberg Field.

We were founded in November 2012 with the objective of becoming a pure-play Wattenberg company focusing on acreage with (i) low development risk as a result of being within the vicinity of other successful wells drilled by other oil and gas companies, (ii) limited vertical well drainage relative to offset operators in a field with significant historical vertical activity, and (iii) higher oil content than was traditionally targeted when many operators first established their position in the field seeking natural gas production. We believe these characteristics enhance our horizontal production capabilities, recoveries and economic results. Our drilling economics are further enhanced by our ability to drill

The following diagram indicates our simplified ownership structure immediately after this offering and the transactions described above (assuming that the underwriters' option to purchase additional shares is not exercised):



(1) Includes funds managed by Yorktown Partners LLC, investment funds affiliated with OZ Management LP, BlackRock, Inc., Neuberger Berman Group LLC and management, among others.

For more information, please see "Corporate Reorganization."

Risk Factors

An investment in our common stock involves a number of risks that include the speculative nature of oil and natural gas exploration, competition, volatile commodity prices and other material factors. Importantly, due to an abundance of supply in the global crude oil market and the domestic natural gas market, oil and natural gas prices have decreased significantly. While we continue to believe our inventory of drilling opportunities is repeatable and relatively low-risk, should oil and natural gas prices materially decrease even further, we may reevaluate our development drilling program. Any postponement or elimination of our development drilling program could result in a reduction of proved reserve volumes and related standardized measure. You should carefully consider, in addition to the other information contained in this prospectus, the risks described in "Risk Factors" before investing in

The following diagram indicates our simplified ownership structure immediately after this offering and the transactions described above (assuming that the underwriters' option to purchase additional shares is not exercised):



----

(1) Includes investment funds managed by Yorktown Partners LLC, investment funds affiliated with OZ Management LP, BlackRock, Inc., Neuberger Berman Group LLC and management, among others.

EXHIBIT C

our common stock. These risks could materially affect our business, financial condition and results of operations and cause the trading price of our common stock to decline. You could lose part or all of your investment. You should bear in mind, in reviewing this prospectus, that past experience is no indication of future performance. You should read "Cautionary Note Regarding Forward-Looking Statements" for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Corporate Sponsorship and Structure Information

We were formed as a Delaware limited liability company in November 2012 and will convert into a Delaware corporation in connection with this offering. Our principal executive offices are located at 370 17th Street, Suite 5300, Denver, CO 80202 and our telephone number at that address is (720) 557-8300. We have a valuable relationship with funds managed by Yorktown, a private investment manager founded in 1991 that invests exclusively in the energy industry with an emphasis on North American oil and gas production and midstream businesses. Upon completion of this offering, Yorktown will own an approximate 36% equity interest in us and a 33% equity interest in us assuming all of the shares of Series A Preferred Stock are converted into shares of our common stock in connection with the consummation of this offering. Please see "Security Ownership of Certain Beneficial Owners and Management."

Yorktown has raised 11 private equity funds totaling over $8 billion. The investors of Yorktown's funds include university endowments, foundations, families, insurance companies and other institutional investors. Yorktown's investment professionals review a large number of potential energy investments and are actively involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Yorktown's funds own interests. With their extensive investment experience in the oil and natural gas industry and their extensive network of industry relationships, we believe that Yorktown's funds are well positioned to assist us in identifying and evaluating acquisition opportunities and in making strategic decisions. Yorktown's funds are not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. Investment funds managed by Yorktown manage numerous other portfolio companies that are engaged in the oil and natural gas industry and, as a result, Yorktown and its funds may present acquisition opportunities to other Yorktown portfolio companies that compete with us.

Emerging Growth Company Status

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

- provide more than two years of audited financial statements and related management's discussion and analysis of financial condition and results of operations nor more than two years of selected financial data;

- comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB") requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

"Underwriting," and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

- our operating and financial performance and drilling locations, including reserve estimates;

- quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- our failure to meet revenue, reserves or earnings estimates by research analysts or other investors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our common stock;

- sales of our common stock by us or other stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks describes under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Yorktown's funds will collectively hold a substantial portion of the voting power of our common stock.

Immediately following the completion of this offering, Yorktown's funds will collectively hold approximately 36% of our common stock and approximately 33% of our common stock assuming all of the shares of Series A Preferred Stock are converted into shares of our common stock in connection with the consummation of this offering. See "Security Ownership of Certain Beneficial Owners and Management" for more information regarding ownership of our common stock by the Yorktown funds. The existence of affiliated stockholders with significant aggregate holdings that may act as a group may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may

EXHIBIT D

prospectus and the current relative levels of ownership in Holdings, pursuant to the terms of the limited liability company agreement of Holdings, with the allocation of such shares among our existing equity holders to be later determined, pursuant to the terms of the limited liability company agreement of Holdings, by reference to an implied valuation for us based on the 10-day volume weighted average price of our common stock following the closing of this offering. Please see "Corporate Reorganization—Existing Owners Ownership." As a result, as of the effective date of Holdings' merger with and into us, we will begin accounting for the incentive unit awards as equity-classified awards pursuant to ASC Topic 718. This will result in the recognition of $99.9 million of compensation cost equal to the excess of the modified awards' fair value (based on the midpoint of the price range set forth on the cover page of this prospectus) over the amount of cumulative compensation cost recognized prior to that date.

Series A Preferred Stock

In connection with the consummation of this offering, we will issue 185,280 shares of our Series A Preferred Stock to the holders of Holdings' Series B Preferred Units in conversion of such units. The Series A Preferred Stock will be entitled to receive a cash dividend of 5.875% per year, payable quarterly in arrears, and we have the ability to pay such quarterly dividends in kind at a dividend rate of 10% per year (decreased proportionately to the extent such quarterly dividends are paid in cash). Beginning on or after the later of a) 90 days after the closing of this offering and b) the Lock-Up Period End Date, the Series A Preferred Stock will be convertible into shares of our common stock at the election of the holders of the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012. Beginning on or after the Lock-Up Period End Date until the three year anniversary of the closing of this offering, we may elect to convert the Series A Preferred Stock at a conversion ratio per share of Series A Preferred Stock of 71.3012, but only if the closing price of our common stock trades at or above a certain premium to our initial offering price, such premium to decrease with time. In certain situations, including a change of control, the Series A Preferred Stock may be redeemed for cash in an amount equal to the greater of (i) 135% of the liquidation preference of the Series A Preferred Stock and (ii) a 17.5% annualized internal rate of return on the liquidation preference of the Series A Preferred Stock. The Series A Preferred Stock mature on October 15, 2021, at which time they are mandatorily redeemable for cash at the liquidation preference. See "Description of Capital Stock—Preferred Stock—Series A Preferred Stock."

Public Company Expenses

General and administrative expenses related to being a publicly traded company include: Exchange Act reporting expenses; expenses associated with Sarbanes-Oxley compliance; expenses associated with listing on the NASDAQ; incremental independent auditor fees; incremental legal fees; investor relations expenses; registrar and transfer agent fees; incremental director and officer liability insurance costs; and director compensation. As a publicly traded company at the closing of this offering, we expect that general and administrative expenses will increase in future periods.

Income Taxes

Prior to our conversion from a limited liability company into a corporation in connection with this offering, we were not subject to federal or state income taxes. Accordingly, the financial data attributable to us prior to such conversion contain no provision for federal or state income taxes because the tax liability with respect to our taxable income was passed through to our members. At the closing of this offering, we will be taxed as a C corporation under the Internal Revenue Code and subject to federal and state income taxes at a blended statutory rate of approximately 38% of pretax earnings.

NOTE 3. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS (Continued)

(f) Reflects unit based compensation expense of the following: (i) $7.7 million for the anticipated granting and accelerated vesting of the remaining available to be issued RSUs; (ii) $3.2 million for the accelerated vesting of RSUs outstanding and unvested as of June 30, 2016; and (iii) an estimated $99.9 million for the remeasurement of incentive unit awards that would occur as a result of this offering. The Company assumed a fair value share price of $16.50 (based on the midpoint of the price range set forth on the cover page of this prospectus) for measurement purposes at the closing of this offering for calculating stock based compensation expense pursuant to FASB ASC 718-10-30.

(g) Reflects estimated gross proceeds of $550.0 million from the issuance and sale of shares of common stock at an assumed initial public offering price of $16.50 per share, net of underwriting discounts and commissions of approximately $30.3 million and additional estimated expenses related to the Offering of approximately $4.4 million, of which $1.7 million were incurred prior to June 30, 2016. Proceeds will be used to repay borrowings of $291.6 million under the revolving credit facility and $90.0 million to exercise the Company's optional redemption of the Series A Preferred Units (which includes $15.0 million for the mandatory redemption charge) and for general corporate purposes. Retained earnings includes $15.0 million for the mandatory redemption charge and $1.3 million associated with the write off of the issuance costs of the Series A Preferred Units; and

(h) Reflects conversion of Series B Preferred Units into Series A Preferred Stock of $185.3 million, recorded as mezzanine equity net of a discount of $27.8 million, which is offset in additional paid in capital.

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma statement of operations for the year ended December 31, 2015:

(a) Reflects the historical revenues and direct operating expenses from the assets acquired and liabilities assumed in the March 2015 Acquisition for the period from January 1, 2015, to the date of acquisition closing, March 10, 2015;

(b) Reflects the historical revenues and direct operating expenses from the assets acquired and liabilities assumed in the Bayswater Acquisition for the period from January 1, 2015, to December 31, 2015;

(c) Reflects estimated incremental income tax provision associated with the Company's pro forma results of operations assuming the Company's earnings had been subject to federal and state income tax as a subchapter C corporation using a combined federal and state statutory tax rate of approximately 38%. This rate may be subject to change and may not be reflective of the Company's effective tax rate for future periods;

(d) Reflects the adjustment to depletion, depreciation, amortization expense and accretion expense that would have been recorded had the March 2015 Acquisition and the Bayswater Acquisition occurred on January 1, 2015. The Company utilized reserve reports to estimate the useful lives of the acquired wells and depleted the capitalized costs on a units-of-production basis over the remaining life of proved and proved developed reserves, as described in the "*Oil and Gas Properties*" accounting policy footnote. The depletion rate used was approximately $18.55 per BOE;

(e) Reflects the reversal of $6.0 million in non-recurring non-cash transaction costs associated with a finder's fee to an unaffiliated third-party related to the March 2015 Acquisition;